FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

OMB Number: 3235-0287
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☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

Irani   Ray   R.
(Last)   (First)   (Middle)

Occidental Petroleum Corporation

OXY

| X Director | 10% Owner |
| X Officer (give title below) | Other (specify below) |

Occidental Petroleum Corporation
10889 Wilshire Boulevard
(Street)

| 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) | 4. Statement for Month/Day/Year 11/26/2002 |

Chairman and Chief Executive Officer

| 5. If Amendment, Date of Original (Month/Year) | 7. Individual or Joint/Group Filing (Check Applicable Line) |

Los Angeles   California   90024
(City)   (State)   (Zip)

11/2002

X   Form filed by One Reporting Person

___   Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2a. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	11/26/2002		M		145,455	A	$22.0000		D	
Common Stock	11/26/2002		S		128,135	D	$27.3458		D	
Common Stock	11/26/2002		M		4,545	A	$22.0000	740,424	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3a. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Dereivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee stock option (right to buy)	$22.0000	11/26/02		M			145,455	(1)	05/28/03	Common Stock	145,455		0	D	
Employee stock option (right to buy)	$22.0000	11/26/02		M			4,545	(1)	04/28/03	Common Stock	4,545		0	D	

Explanation of Responses:

(1) The option vested in three equal annual installments beginning on April 28, 1994.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ CHRISTEL H. PAULI — **Signature of Reporting Person
Christel H. Pauli, Attorney-in-Fact
for Ray R. Irani

December 3, 2002 — Date

Note: File three copies of this Form, on of which must be manually signed.
If space is insufficient, *see* Instruction 6 for procedure.

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